UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Aspira Women's Health Inc.
 (Name of Issuer)

Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

04537Y109
 (CUSIP Number)

Jack W. Schuler
100 N. Field Drive, Suite 360
Lake Forest, Illinois 60045
(224) 880-1210
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 04537Y109		Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,751,787

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,751,787

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,751,787

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.8% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1.  This percentage is based on a total of 103,675,090 Shares (as defined herein) outstanding, which is the sum of (i) 100,525,090 Shares outstanding as of June 29, 2020, as disclosed in the July 2020 Purchase Agreement (as defined and described in Item 4 herein) and (ii) 3,150,000 Shares issued pursuant to the July 2020 Purchase Agreement.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
Jack W. Schuler Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
25,394,517

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
25,394,517

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,394,517

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1.  This percentage is based on a total of 103,675,090 Shares (as defined herein) outstanding, which is the sum of (i) 100,525,090 Shares outstanding as of June 29, 2020, as disclosed in the July 2020 Purchase Agreement (as defined and described in Item 4 herein) and (ii) 3,150,000 Shares issued pursuant to the July 2020 Purchase Agreement.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 23, 2013, (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on December 29, 2014, Amendment No. 2 filed on February 11, 2015, Amendment No. 3 filed on March 23, 2015, Amendment No. 4 filed on April 28, 2015, Amendment No. 5 filed on July 21, 2015, Amendment No. 6 filed on February 2, 2017, and Amendment No. 7 filed on September 5, 2017, Amendment No. 8 filed on April 19, 2018, Amendment No. 9 filed on June 25, 2018, Amendment No. 10 filed on July 02, 2019, and Amendment No. 11 filed on June 12, 2020 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (the “Shares”), of Aspira Women's Health Inc. (the “Issuer”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, Texas 78738.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of $8,000,002.50 was paid by the Jack W. Schuler Living Trust to acquire the 2,285,715 Shares acquired by the Reporting Persons in connection with the July 2020 Purchase Agreement, representing a purchase price of $3.50 per Share. The funds used to make these purchases were personal funds of Jack W. Schuler that had been entrusted to the Living Trust.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On July 1, 2020, the Living Trust, along with other individuals and entities, (collectively, the “Investors”) entered into a Securities Purchase Agreement (the “July 2020 Purchase Agreement”) with the Issuer. Pursuant to the terms of the July 2020 Purchase Agreement, the Issuer agreed to sell to the Investors, an aggregate of 3,150,000 Shares for the price of $3.50 per Share.  The Living Trust agreed to purchase 2,285,715 Shares under the July 2020 Purchase Agreement.

The July 2020 Purchase Agreement contains customary terms regarding, among other things, representations and warranties and indemnification. Additionally, under the July 2020 Purchase Agreement, the Issuer grants certain registration rights to the Investors.  The Issuer agreed to use commercially reasonable efforts to file no later than 60 days after the closing date (the “Filing Date”) a registration statement covering the resale of the Shares issued under the July 2020 Purchase Agreement (“Registrable Shares”) and to effect the registration as promptly as practicable but in any event prior to the date which is 90 days after the Filing Date. With certain exceptions, the Issuer is obligated to keep the registration statement effective until the earlier of (A) two years from the closing date, (B) the date by which all of the Registrable Shares may be sold without restrictions applicable to affiliates under Rule 144 under the Securities Act of 1933, as amended, or (C) the date on which all of the Registrable Shares are sold.

The description and summary of the July 2020 Purchase Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the July 2020 Purchase Agreement, which is included as Exhibit 19 to this Amendment No. 12 and is incorporated herein by reference.

SCHEDULE 13D

CUSIP No: 04537Y109		Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a, b)  As of the date hereof, Mr. Schuler may be deemed to beneficially own, in the aggregate, 25,751,787 Shares, representing approximately 24.8% of the Shares outstanding. This amount consists of: (A) 25,394,517 Shares held by the Living Trust, representing approximately 24.5% of the Shares outstanding and (B) 357,270 Shares held by the Foundation, representing approximately 0.34% of the Shares outstanding.

The foregoing beneficial ownership percentages are based on a total of 103,675,090 Shares outstanding, which is the sum of (i) 100,525,090 Shares outstanding as of June 29, 2020, as disclosed in the July 2020 Purchase Agreement and (ii) 3,150,000 Shares issued pursuant to the July 2020 Purchase Agreement.

As sole trustee of the Living Trust, Mr. Schuler and the Living Trust share the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the Shares held by the Living Trust. Mr. Schuler disclaims any beneficial ownership in any of the Shares held by the Foundation. In addition, Mr. Schuler has no pecuniary interest, as such term is used for purposes of Section 16 of the Act, in any of the Shares held by the Foundation.

(c) Other than the purchase pursuant to the July 2020 Purchase Agreement, described in Item 3 and Item 4 of this Amendment No. 12, no transactions in the Shares have been effected by the Reporting Persons since Amendment No. 11 was filed by the Reporting Persons on June 12, 2020.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The response set forth in Item 4 of this Amendment No. 12 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 19:  Securities Purchase Agreement, dated July 1, 2020, by and among the Issuer and the Investors

SCHEDULE 13D

CUSIP No: 04537Y109		Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Jack W. Schuler
/s/ Jack W. Schuler

Jack W. Schuler Living Trust
/s/ Jack W. Schuler
Name: Jack W. Schuler
Title: Trustee

July 6, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).